SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 10th, 2020

DATE, TIME AND PLACE: March 10th, 2020, at 9.00 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, floor 12, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo, Carlo Filangieri and Pietro Labriola, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the presentation for the non-binding proposal by the Company and/or by its wholly-owned subsidiary, TIM S.A., for the potential acquisition of the mobile services business of Grupo Oi; and (2) To resolve on the Mobile Financial Services Project.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously, by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) The Board members acknowledged, on this date, that the Company and/or its wholly-owned subsidiary, TIM S.A., and Telefônica Brasil S.A. (VIVO) have expressed their interest to Bank of America Merrill Lynch, financial advisor of Grupo Oi, in initiating the negotiations targeting a potential joint acquisition of Grupo Oi’s mobile business, in whole or in part, so that, if the transaction (“Transaction”) is completed, each one of the interested parties will receive a portion of said business.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 10th, 2020

The interest in the Transaction arises from the perspective that, if completed, it will add value to the Company and/or its wholly-owned subsidiary, TIM S.A., generating benefits to its customers and shareholders through the acceleration of its growth, the increase in operational efficiency and service quality. Additionally, the eventual completion of the Operation will bring benefits to the telecommunications market in general, reinforcing its competitiveness and investment capacity.

In view of the possibility of the completion of the Operation, the Board members recommended that the Company's management reassesses the metrics applicable to the Company's Long Term Incentive Plan.

(2)  After the presentation made by Mr. Renato de Ataliba Nogueira Ciuchini, responsible for Strategy & Transformation, on the studies carried out and the proposal to enter into agreements related to the development and implementation of mobile financial services ("Mobile Financial Services"), the Board members resolved and authorized the Officers of TIM S.A., a wholly-owned subsidiary of the Company, to negotiate and enter into terms, agreements, contracts, documents and everything else necessary, under the terms and conditions of the supporting material on file at the Company's headquarters. In this sense, the Officers and/or attorneys-in-fact of TIM S.A. are authorized to sign any and all documents that are necessary and to perform all acts legally required for the execution of the agreements referred to in the supporting material, including, if necessary, requesting and obtaining the necessary prior approvals from the competent regulatory bodies. Additionally, all acts performed, and contracts executed, related to this project, up to this date are ratified.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo, Carlo Filangieri and Pietro Labriola.

2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

MARCH 10th, 2020

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 10th, 2020.

JAQUES HORN

Secretary

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.